Exhibit 99.1

FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

October 28, 2013

Dear Shareholder:

You are cordially invited to attend the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Fuwei Films (Holdings) Co.,Ltd. to be held at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on December 16, 2013 at 9:00 a.m. (Beijing Time). The matters to be acted upon at the Meeting are set forth and described in the Notice of the 2013 Meeting of Shareholders and Proxy Statement which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the Meeting. Whether or not you expect to attend the Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible. You may, of course, attend the Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Yong Jiang

Yong Jiang

Secretary

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

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FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road, Weifang Shandong

People’s Republic of China, Postal Code: 261061

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 16, 2013

To the Shareholders of Fuwei Films (Holdings), Co., Ltd.:

NOTICE IS HEREBY GIVEN that the 2013 Annual General Meeting of Shareholders (the “Meeting”) of Fuwei Films (Holdings), Co., Ltd. (“Fuwei” or the “Company”) will be held at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on December 16, 2013 at 9:00 a.m. (Beijing Time), to consider and act upon the following matters:

1.	To elect directors in accordance with the Articles of Association of the Company;
2	To ratify and approve the appointment of Kabani & Company, Inc. as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2013; and
3.	To transact such other business which may properly come before the Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement. This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company.

The close of business on October 21, 2013 has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the Meeting or any adjournments thereof.

All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

The notice of the Meeting, Proxy Statement, and form of proxy will first be mailed to shareholders on or about November 11, 2013.

By Order of the Board of Directors,

/s/ Yong Jiang

Yong Jiang

Secretary

October 28, 2013

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VOTING SECURITIES

Only holders of ordinary shares of the Company (“Shares”) of record at the close of business on October 21, 2013, are entitled to vote at the Meeting. On the record date, the Company had outstanding and entitled to vote 13,062,500 Shares. For purposes of voting at the Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Meeting. Not less than 33 1/3% of the votes of the outstanding Shares held by at least two shareholders represented at the Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum. The affirmative vote of a simple majority of the Shares present and entitled to vote at the Meeting is required on election of directors and the ratification of the appointment of Kabani & Company, Inc., independent certified public accountants, as our independent registered public accounting firm for the year ending December 31, 2013. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

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PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 21, 2013, certain information concerning the beneficial ownership of the Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percent of Shares Beneficially Owned

Each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares:

Weifang City State-Owned Asset Management and Supervision Committee, 439 Wenhua Road, Weifang 261031, China	8,550,000	(3)	65.4%
Each director and executive officer of the Company:
Xiaoan He, Chairman and Chief Executive Officer and General Manager, director	65,520	(4)	0.5%
Xiuyong Zhang, Chief Financial Officer and General Vice President	46,800	(5)	0.4%
Yong Jiang, Secretary	187,20	(6)	0.1%
Changrong Ji, director	-		-
Tee Chuang Khoo, director	-		-
Shan Jiang, director	-		-
All executive officers and directors of the Company as a group (six persons)	187,200		1.1%

(1)	Unless otherwise indicated, the address of such individual is c/o No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

(2)	In computing the number of Shares beneficially owned by a person and the percentage ownership of a person, Shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such Shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(3)	According to the notification dated May 9, 2011 from the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (the “Administration Company”), the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tong Ju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han, with 52.9% of such outstanding ordinary shares being controlled indirectly by the Administration Company and 12.55% of such outstanding ordinary shares being jointly controlled indirectly by Ms. Liu and Mr. Han. According to the Second Notification dated May 17, 2011 from the Administration Company, Ms. Qing Liu and Mr. Zhixin Han transferred their entire ownership in the intermediate holding company, Easebright Investments Limited, to the Administration Company. As a result of the transfer, and based on the information provided by the Administration Company, the Company believes that 65.4% of its outstanding ordinary shares are controlled indirectly by the Administration Company and the sole director of each of the intermediate holding companies, Mr. Zheng Min. The Company has become aware that the Administrative Company is seeking to sell control over the Company through public auction. To date, three public auctions have been held in Jinan, Shandong province, the People’s Republic of China and the Company has learned that these public auctions have failed due to a lack of bidders registered for the auction.

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(4)	Owned by Everise Investment Management Co., Ltd., a Hong Kong corporation (“Everise Investment”). Mr. He shares voting and dispositive control over Everise Investment with Messrs. Yong Jiang, Xiuyong Zhang, Xuehua Li and Xiaoming Wang over the shares held by Everise Investment. Mr. He disclaims beneficial ownership of the 187,200 shares except to the extent of his pecuniary interest in 65,520 of such shares.

(5)	Owned by Everise Investment. Mr. Zhang shares voting and dispositive control over Everise Investment with Messrs. Yong Jiang, Xiaoan He, Xuehua Li and Xiaoming Wang. Mr. Zhang disclaims beneficial ownership of the 187,200 Shares except to the extent of his pecuniary interest in 46,800 shares of such shares.

(6)	Owned by Everise Investment. Mr. Jiang shares voting and dispositive control over Everise Investment with Messrs. Xiaoan He, Xiuyong Zhang, Xuehua Li and Xiaoming Wang. Mr. Jiang disclaims beneficial ownership of the 187,200 shares except to the extent of his pecuniary interest in 18,720 shares of such shares.

EXECUTIVE OFFICERS

Executive officers of the Company are appointed at the discretion of the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Xiaoan He	51	Chairman of the Board of Directors and Chief Executive Officer and director
Xiuyong Zhang	43	Chief Financial Officer and Director
Yong Jiang	39	Secretary of the Board of Directors

Xiaoan He has been the Chairman of the Board of Directors and Chief Executive Officer of our Company since 2005 and is responsible for the formulation and implementation of our business strategies and management of our business operations. Mr. He has gained more than ten years of management experience in the plastics and packaging industries in the PRC. From June 2004 to January 2005, Mr. He was our General Manager responsible for our daily operation and management. Prior to joining us as the General Manager in June 2004, Mr. He was the general manager of Suzhou Broadway Plastic Packaging Co., Ltd from 1996 to 2003. From 1990 to 1996, he was the vice general manager at Suzhou Xiangxuehai Freezer Co., Ltd and from 1983 to 1990, he was the vice general manager at Suzhou Marine Machinery Co., Ltd. Mr. He obtained his EMBA from the China Europe International Business School in 2003 and Bachelor in Engineering from the Shanghai Jiaotong University in 1983.

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Xiuyong Zhang has been our Chief Financial Officer since April 2008. He has been a director of our Company since November 2007. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He is responsible for the day-to-day management of our investment, financing, accounting and auditing matters in the Company and financing, financial and taxation matters for our subsidiary. Mr. Zhang has also been the director of Fuwei Films (Shandong) Co., Ltd. since July 2004, and the Vice President since January 2005. Mr. Zhang was the vice-head of an audit firm, Shandong Zhengyuan Hexin Auditors, Weifang branch from 1999 to 2004. From 1991 to 1999, he was an accounting supervisor at the main office of the Weifang City Local Products Company. He has received the Professional Certification in Laws from China University of Political Science and Law and China Central Radio and TV University. Mr. Zhang was jointly certified as a Certified Public Valuer (CPV) by the Ministry of Personnel and Ministry of Finance in the PRC in 2004. He was certified as the Chinese Certified Public Accountant by the Ministry of Finance of the PRC in 1997. He received the Certification of Financial Accounting from the Shandong Television University in 1996.

Yong Jiang has been assistant President of Fuwei Films (Shandong) Co., Ltd since 2007. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined the predecessor of Shandong Fuwei, Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. Since 2010, Mr. Jiang has been studying to obtain his EMBA degree in Nankai University. In 1998, he received his bachelor degree in Information Management and Information System from Shandong University.

Proposal 1

ELECTION OF DIRECTORS

Under our articles of association, at each annual general meeting one-third of our directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director is eligible for re-election. The chairman of the Board and/or the managing director of the Company, whilst holding such office, shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. As Mr. He is holding office of the chairman of the Board, he will not be subject to retirement by rotation under our articles of association. Accordingly, two members of our Board of Directors are subject to re-election for the Meeting. The sole member of the Corporate Governance and Nominating Committee has recommended Mr. Changrong Ji and Shan Jiang for re-election at the Meeting.

The Corporate Governance and Nominating Committee was established pursuant to a board resolution granting it the authority to (i) identify individuals qualified to become Board members, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance.

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At the Meeting, it is proposed that Shareholders will consider the re-election of Mr. Changrong Ji and Mr. Shan Jiang as directors. Upon their re-election, each of Mr. Changrong Ji and Mr. Shan Jiang will serve on the Board of Directors and be subject to retirement and rotation in accordance with the Company’s articles of association and/or until their respective successor is elected.

DIRECTORS

The directors of the Company are currently as follows:

Name	Age
Xiaoan He	51
Xiuyong Zhang	43
Changrong Ji (1)(2)(3)	67
Tee Chuang Khoo(1)(2)	67
Shan Jiang (1)	66

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Mr. Changrong Ji is an independent director and, upon his re-election as a director at the Meeting, he will continue to be a member of the Audit Committee and the Compensation Committee of the Company and the chairman and sole member of the Corporate Governance and Nominating Committee.

Mr. Tee Chuang Khoo is an independent director and he will continue to be the chairman of the Audit Committee and a member of the Compensation Committee.

Mr. Shan Jiang an independent director and, upon his re-election as a director at the Meeting, he will continue to be a member of the Audit Committee.

Information about Directors

Set forth below is certain information with respect to Mr. Changrong Ji, Mr. Shan Jiang, and Mr. Tee Chuang Khoo. Information with respect to Mr. Xiaoan He and Mr. Xiuyong Zhang is set forth under the section titled “Executive Officers” above.

Changrong Ji has been a director of our company since March 2007. Mr. Ji is currently the Investigation Officer of the People’s Bank of China, Weifang city central branch. Mr. Ji was the president of People’s Bank of China, Weifang City central branch from 2001 to 2004 and was the president of People’s Bank of China, Weihai City central branch from 1999 to 2001. From 1989 to 1997, Mr. Ji was the vice-president of People’s Bank of China, Weifang city central branch. He joined the State Administration of Foreign Exchange, Weifang branch as its deputy director from 1989 to 1997 and was appointed as the director of the State Administration of Foreign Exchange, Weihai branch from 1999 to 2001. Mr. Ji was the director of the State Administration of Foreign Exchange, Weifang branch from 2001 to 2004. Mr. Ji obtained his Master’s degree in Economics in 1999 from Shanghai Fudan University and his bachelor’s degree in international economics in 1993 from East China Normal University.

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Shan Jiang has been a director of our Company since August 2010. He is a partner of C&I Partners Legal Firm in Beijing since 1995. Prior to that, he worked in Legal Affairs Center of China from 1986 to 1995; and he worked in the maritime court office in Ministry of Communications from 1982 to 1986. Mr. Shan Jiang graduated from Renmin University of China majored in Economic Law in 1985.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Master’s in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE ABOVE NOMINEES.

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Director Compensation

We reimburse directors for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers as a group (6 persons) for the year ended December 31, 2012 was approximately RMB1.4 million. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Board Committees

The Board of Directors has a Compensation Committee, a Corporate Governance and Nominating Committee and an Audit Committee.

Compensation Committee

The members of the Compensation Committee during 2012 were Tee Chuang Khoo, and Changrong Ji.

Our Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;
•	reviewing and making recommendations to our board with respect to the compensation of our directors;
•	reviewing and approving officer and director indemnification and insurance matters;
•	reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The Compensation Committee did not hold any meetings and did not act by written consent during the fiscal year ended December 31, 2012.

Corporate Governance and Nominating Committee.

Changrong Ji is the sole member of our Corporate Governance and Nominating Committee. The Board and the Corporate Governance and Nominating Committee have recommended the re-election of Mr. Changrong Ji and Mr. Shan Jiang as members of the Board. The Corporate Governance and Nominating Committee operates under a written charter, a copy of which was included as Appendix A to our proxy statement for our Annual Meeting held in 2007.

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Our Corporate Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;
•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the board any director to serve as a member of the board’s committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Corporate Governance and Nominating Committee did not hold any meetings and did not act by written consent during the fiscal year ended December 31, 2012.

Audit Committee.

Our Audit Committee currently consists of Tee Chuang Khoo, Changrong Ji and Shan Jiang. Tee Chuang Koo qualifies as an audit committee financial expert, as defined under Item 407 of Regulation S-K. The Board adopted a written charter for the Audit Committee, a copy of which was included as Appendix B to our proxy statement for our Annual Meeting held in 2007.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent auditors;
•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	reporting regularly to the full board of directors.

The Audit Committee members did not hold any meetings and did not act by written consent during the fiscal year ended December 31, 2012.

Meetings of the Board

The Board of Directors met two (2) times and acted by written consent on seven (7) occasions during the fiscal year ended December 31, 2012.

Communications with the Board of Directors

The Board of Directors maintains a process whereby shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

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AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to its adopted charter. All members of the Audit Committee are independent, within the meaning of the NASDAQ marketplace rules and regulations.

The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to shareholder ratification) and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The Audit Committee reviewed with the Company’s financial managers and the independent auditors overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company’s internal controls, and the quality of the Company’s financial reporting.

The Audit Committee has reviewed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Audit Committee asks them to address, and discusses their responses to several questions that the Audit Committee believes are particularly relevant to its oversight. These questions include:

•	Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements?
•	Based on the independent auditors’ experience and their knowledge of the Company, do the Company’s financial statements fairly present to investors, with clarity and completeness, the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?
•	Based on the independent auditors’ experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that by thus focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

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The Audit Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Audit Committee under Statement on Auditing Standards No. 61 (“Communication with Audit Committees”). The Audit Committee received and discussed with the independent auditors their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (“Independence Discussions with Audit Committees”), and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to the Company during the fiscal year ended December 31, 2012was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Audit Committee reviews the Company’s SEC reports prior to filing and intends to continue this practice in the future. In addition, the Audit Committee reviews all quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditors. In its oversight role, the Audit Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

In reliance on the reviews and discussions referred to above, in April 2013, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

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The Audit Committee and the Board have also recommended the appointment of Kabani & Company, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013.

Tee Chuang Khoo
Changrong Ji
Shan Jiang

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A copy of the Code was filed as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on April 2, 2007. The Code of Business Conduct and Ethics can be found on our website at www.fuweiholdings.com and a written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang, Shandong People’s Republic of China, Postal Code: 261061.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee of the Board of Directors during 2012 were Tee Chuang Khoo, and Changrong Ji. Tee Chuang Khoo and Changrong Ji are not now, and have never been, officers or employees of the Company or any of our subsidiaries.

Tee Chuang Khoo and Changrong Ji do not have a relationship that would constitute an interlocking relationship with any Executive Officers or Directors of the Company, nor any other affiliated person or entity.

Proposal 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Kabani & Company, Inc. has served as our independent auditors since November 22, 2007, and the Board of Directors has appointed Kabani & Company, Inc. as our independent auditors for the 2013 fiscal year.

A representative of Kabani & Company, Inc. is expected to be present at the Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

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AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND OTHER FEES FOR FISCAL YEARS ENDED DECEMBER 31, 2012 and 2011.

The audit fees of Kabani & Company, Inc. (“Kabani”), our independent registered public accounting firm, in connection with review and audit fee for December 31, 2012 and December 31, 2011was US$150,000 and US$145,000, respectively.

The audit related fee of Kabani including expenses for responding to the SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2012 and 2011 amounted to US$3,017 and US$2,624, respectively.

There were no other fees paid to Kabani for the fiscal years ended December 31, 2012 and 2011.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF KABANI & COMPANY, INC. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2013.

Pre-Approval Policies and Procedures

In accordance with the SEC’s auditor independence rules, the Audit Committee has established the following policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor.

Prior to the engagement of the independent auditor for any fiscal year’s audit, management submits to the Audit Committee for approval lists of recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Audit Committee adopts pre-approval schedules describing the recurring services that it has pre-approved, and is informed on a timely basis, and in any event by the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services listed in a pre-approval schedule are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service not listed in a pre-approval schedule must be separately pre-approved by the Audit Committee on a case-by-case basis. Every request to adopt or amend a pre-approval schedule or to provide services that are not listed in a pre-approval schedule must include a statement by the independent auditors as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence.

The Audit Committee will not grant approval for:

•	any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;
•	provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or
•	the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedures during an audit of the Company’s financial statements.

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Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by the Audit Committee on a case-by-case basis where such services are to be paid for by the Company, and the Audit Committee will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the “all other” category, the Audit Committee will consider all relevant facts and circumstances, including the following four basic guidelines:

•	whether the service creates a mutual or conflicting interest between the auditor and the Company;
•	whether the service places the auditor in the position of auditing his or her own work;
•	whether the service results in the auditor acting as management or an employee of the Company; and
•	whether the service places the auditor in a position of being an advocate for the Company.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward- looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Proxy Statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

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AVAILABILITY OF FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2012, including our financial statements but excluding the exhibits to Form 20-F. The Form 20-F includes a list of the exhibits that were filed with it, and we will furnish a copy of any such exhibit to any person who requests it upon the payment of our reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 16, 2013

The proxy statement, annual report to stockholders and related materials are available on the Company’s website www.fuweiholdings.com under the heading “Annual Report,” which can be accessed by clicking on “Investor Relations” on the home page of the site.

OTHER MATTERS

Management is not aware of any matters to be presented for action at the Meeting, except matters discussed in the Proxy Statement. If any other matters properly come before the meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Fuwei Films (Holdings) Co., Ltd. files annual and current reports on Forms 20-F and 6-K, respectively, and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

The SEC allows the Company to “incorporate by reference” information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.

The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual General Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, filed on April 11, 2013, as amended on April 23, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on May 21,2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on July 29, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on August 15, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on August 22, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on August 28, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on September 3, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on September 5, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on September 18, 2013;
•	The Report of Foreign Private Issuer on Form 6-K filed on October 1, 2013; and
•	The Report of Foreign Private Issuer on Form 6-K filed on October 17, 2013.

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SHAREHOLDER PROPOSALS

The Annual General Meeting of Shareholders for the fiscal year ending December 31, 2013 is expected to be held in December 2014. Any shareholder proposal intended to be included in the Company’s proxy statement and form of proxy for presentation at the 2014 Annual General Meeting of Shareholders (the “2014 Meeting”) pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than July 8, 2014. As to any proposals submitted for presentation at the 2014 Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2014 Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before April 4, 2014.

By Order of the Board of Directors,

/s/ Yong Jiang

Yong Jiang

Secretary

October 28, 2013

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FUWEI FILMS (HOLDINGS) CO. LTD.

PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON DECEMBER 16, 2013

The undersigned shareholder of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and hereby appoints Xiaoan He and Yong Jiang, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on December 16, 2013, or at any adjournment thereof, and to vote, as designated below, all shares of ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

1. Re-elect two (2) Directors

Changrong Ji ☐	Shan Jiang ☐

WITHHOLD AUTHORITY to vote for all nominees listed above ☐

To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold.

A vote FOR the nominees includes discretionary authority to vote for a substitute nominee if any of the nominees listed becomes unable or unwilling to serve.

2. Ratify the appointment of Kabani & Company, Inc. as the Company’s independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To transact any other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

I PLAN ON ATTENDING THE ANNUAL GENERAL MEETING	Yes ☐	No ☐

Signature of Shareholder ____ ________________________	Date: ________________________

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FUWEI FILMS (HOLDINGS) CO. LTD.

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 16, 2013

The undersigned hereby appoints Xiaoan He and Yong Jiang, or any of them, proxies and attorneys-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held at 9:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on December 16, 2013, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting.

(Continued and to be signed on the reverse side.)

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